Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registered in the Securities Registry under No. 42

Santiago (Chile), April 25th, 2023

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

Today, the Company has proceeded to place Sustainable Bonds in the local market, bonds that are dematerialized and to bearer, which most relevant conditions are as follows:

1.-     A) Series “Y” Bonds, for a total amount of 2,000,000 Unidades de Fomento1 (“UF”), maturing on April 10, 2032. Interests will accrue as of April 10, 2023 and will be paid semiannually on April 10 and October 10 of each year, starting on October 10, 2023. Principal will be paid in a single installment payable on April 10, 2032.

The issuance reached a placement rate of 3.35%.

[1]

The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At April 25, 2023, one UF equaled approximately to U.S.$43.91 and Ch$35,773.27.

The Series “Y” Bonds will accrue on the unpaid principal, expressed in UF, a coupon interest of 3.10% per annum, compound, due, calculated on the basis of equal semesters of 180 days, equivalent to a semi-annual rate of 1.5382%.

B) Series “Z” Bonds, for a total amount of 5,000,000 UF, maturing on April 10, 2044. Interests will accrue from April 10, 2023 and will be paid semiannually on April 10 and October 10 of each year, starting on October 10, 2023. Principal will be paid in a single installment payable on April 10, 2044.

The issuance had a placement rate of 3.18%.

The Series “Z” Bonds will accrue on the unpaid principal, expressed in UF, a coupon interest of 3.2% per annum, compound, due, calculated on the basis of equal semesters of 180 days, equivalent to a semi-annual rate of 1.5874%.

2.- The Series “Y” Bonds have been issued against the bond line registered in the Commission’s Securities Registry under No. 936, dated April 15, 2019, while the Series “Z” Bonds have been issued against the bond line registered in the Commission’s Securities Registry under No. 937, also dated April 15, 2019.

Series “Y” and “Z” bonds were approved by the Company’s Board of Directors on April 18, 2023.

3.- These series of bonds have a Chilean risk credit rating of AA/Stable, according to certificates granted by the risk credit rating agencies Fitch Chile and Feller Rate.

4.- The placement agents were Scotia Corredora de Bolsa Chile Limitada and Santander Corredores de Bolsa Limitada, companies with which there is no ownership relationship.

5.- Other relevant conditions of the aforementioned bonds are as follows:

i) Both the Series “Y” and Series “Z” Bonds may be redeemed as from April 10, 2026.

ii) The Bonds will not have any guarantee.

iii) The proceeds from the aforementioned placements will be used 100% for general corporate purposes of the Company and/or its subsidiaries.

The abovementioned bonds to be issued are classified as “sustainable”, since regardless of the use of the proceeds described in the previous paragraph, Arauco will destine an amount equivalent to the proceeds to be obtained of such issuance and placement to finance or refinance, in whole or in part, one or more green and social projects selected for the purposes of the issuance in accordance with the Sustainability Bond Framework adopted by the Company and published on its website.

The abovementioned green and social projects may include: (i) projects with disbursements made within the 36 months preceding the issue date of the bonds and (ii) projects with disbursements to be made after the referred issuance, and up to the maturity date of the same bonds.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions